LOTUS PHARMACEUTICALS, INC.

9700 Glades Road, Suite 420

Boca Raton, Florida 33434

Telephone (877) 801-0344

‘CORRESP’

November 5, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
James Penlenk

Re:	Lotus Pharmaceuticals, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
For 10-QSB for the Six Months Ended June 30, 2007
File No. 001-32581

Ladies and Gentlemen:

Reference is made to the Staff’s comments under cover of its letter dated September 20, 2007 on the above-referenced filing. The following numbered responses correspond to the Staff’s numbered comments in its September 20, 2007 letter.

In response to the Staff’s comments, please be advised as follows:

Form 10-KSB - December 31. 2006

Financial Statements

Note 5 - Related Party Transactions, page F-15

Other, page F-17

1. Please explain to us why you did not record a liability associated with the amounts that are owed to Mr. Liu under the terms of this agreement at year-end.

Response:

Facts:

On October 9, 2006, the Company entered into a five-year loan agreement and a contract with Wu Lan Cha Bu Emergency Hospital (“Wu Lan”), whereby the Company agreed to lend to Wu Lan approximately $3,840,000 for the construction of a hospital ward in Inner Mongolia, China. In exchange for agreeing to lend to Wu Lan the funds, Wu Lan agreed that the Company will be the exclusive provider for all medicines and disposable medical treatment apparatus to Wu Lan for a period of twenty (20) years. In October 2006, the Company’s chief executive officer, Mr. Liu, lent these funds to Wu Lan on behalf of the Company.

Accordingly, the Company entered into an assignment agreement whereby the Company assigned all of its rights, obligations, and receipts under the Loan Agreement to Mr. Liu, except for the rights to revenues from the sale of medical and disposable medical treatment apparatus which will remain with the Company. As compensation to Mr. Liu for accepting the assignment under the loan agreement including all of the risks and obligations and for Liu not accepting the rights to revenues from the sale of medical and disposable medical treatment apparatus which will remain with the Company, the Company agreed to pay Mr. Liu an aggregate of approximately $1,150,000 to be paid in 5 equal annual installments of approximately $230,000.

Conclusion:

In connection with the above facts, we considered SAB Topic 5T in determining if a liability should be recorded. Based on the facts above, our Chief executive officer lent funds on behalf of the Company to a third party. If the CEO had lent the funds to the Company and the Company had lent the funds to the third party, we would have paid him a reasonable interest amount for the loan of 6%, the amount of interest he would have earned had he kept the funds in a bank. We believe that transactions of the type discussed in the facts given appear to be transacted to provide a benefit to the stockholder through the enhancement or maintenance of the value of the stockholder’s investment. Per Topic 5T, the staff believes that the substance of such transactions is the payment of an expense of the company through contributions by the stockholder. Accordingly, we considered the amounts being paid to our CEO as a periodic expense analogous to an interest payment that we would have incurred had he loaned us the funds. Accordingly, we record a quarterly expense for the amount that would have been paid by the Company.

Form 10-QSB - June 30, 2007

Note 1 - Organization and Summary of Significant Accounting Policies, page 6

Sales Returns, page 9

2. Please explain to us in disclosure type format why the allowance for these returns decreased so significantly from the amount recorded at December 31, 2006. To the extent that the reason relates to a change in the December 31, 2006 estimate, disclose the facts and circumstances causing the change, the amount of the change in estimate recorded and the line item in your statements of operations where you recorded the change.

Response:

The Company accounts for sales returns in accordance with Statements of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists, by establishing an accrual in an amount equal to its estimate of sales recorded for which the related products are expected to be returned. The Company determines the estimate of the sales return accrual primarily based on historical experience regarding sales return, but also by considering other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products. The allowance for product returns at December 31, 2006 was $2,297,399 based on the significant sale of drugs in November and December 2006 that were (1) due to expire and had a limited shelf life, (2) old product that was not being actively sold by the Company, and (3) the customer had a right to return or dispose of the product or was not required to pay until the product was sold, if ever. Due the collection efforts of sales representatives and staff, during the three months ended June 30, 2007, the Company was able to collect substantially all of these accounts receivable from these customers. Accordingly, we reversed the allowance for sales returns and recognized revenue in the current period.

Note 5 - Convertible Debt. page 15

3. Please provide us your analysis under EITF 98-5 and 00-27 supporting why you do not appear to have recorded a beneficial conversion when this security was issued.

Response:

After further review of our analysis under EITF 98-5 and 00-27, we determined that our calculation of the beneficial conversion was incorrect. Based on our analysis and calculation below, we should have valued the warrants underlying the debt at $808,419 instead of $1,106,627 and we should have had a beneficial conversion feature amount of $808,420 both of which will be reflected as a discount and amortized into interest expense over the life of the loan. For the six months ended June 30 2007, the effect of the miscalculation has the effect of reducing our net income by approximately $193,000 or 5%, and has no effect on our net income per share or cash flows. Accordingly, since this change is 5% or less that our net income, we propose prospectively adjusting this amount in our third quarter financial statements.

FMV of Stock	Conv Rate	Date issued	Principal Amount	# of warrants	Black scholes FV per warrant	Total value of warrants	Total Theoretical value	% allocated to warrants	FMV Warrants Discount
$1.00	$1.00	2/12/07	3,000,000	1,500,000	$0.738	1,106,625	4,106,625	27%	808,419

Alloc to Ben Feature Remaining Principal to allocate	Convertible Shares	Effective Conversion Rate	FMV of stock date of issuance	Beneficial Feature per convertible share	Full Beneficial Feature, assuming no limit	Full Beneficial Feature, assuming limit
					whichever is lower
2,191,581	3,000,000	0.73	$1.00	0.27	808,419.32	2,191,581

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned.

Very truly yours,

/s/ Adam Wasserman

Adam Wasserman

Chief Financial Officer

cc:	Schneider Weinberger & Beilly LLP
Sherb & Co., LLP